WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail: wmslaw@tampabay.rr.com

March 26, 2010

Amanda Ravitz
Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:           GHN Agrispan Holding Company
Amendment No. 4 to Registration Statement on Form S-1
Filed March 26, 2010
File No. 333-162471

Dear Ms. Ravitz:

In response to two oral comments from the staff by telephone call on March 25, please be advised as follows:

1.	The “smaller reporting company” box on the cover page is checked.
2.	The chart on page 22 listing the seven entities but without added explanation has been conformed to the same chart on page 2 which has the requested explanation.

In addition, in accordance with our prior conversation with the accounting staff, we have revised on page F-4 the line “General and administrative” for 2008 to read (480,999) as opposed to (408,999) which corrects a scrivener’s error.

If you have any additional questions, please do not hesitate to contact me at (813) 831-9348.  Thank you.

Pursuant to our conversation with the staff, we have concurrently filed an acceleration request for this filing, containing the Tandy language, concurrently with the filing of this final amendment.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.